[CADWALADER, WICKERSHAM & TAFT LLP LETTERHEAD]



February 24, 2006

Sara W. Dunton, Esq.
Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: Banc of America Commercial Mortgage Inc. Regulation AB Registration Statement Filing (Pre-Effective Amendment No. 1)
      File No. 333-130755
      -------------------------------------------------------------------

Dear Ms. Dunton:

We are counsel to Banc of America Commercial Mortgage Inc. (the "Depositor"). We have reviewed your letter dated January 19, 2006 (the "Comment Letter") transmitting comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Depositor's registration statement (File No. 333-130755) on Form S-3 as filed on December 29, 2005. We have discussed the comments with various representatives of the Depositor, and the Depositor's responses are set forth below. Capitalized terms in this letter without definition have the meanings given them in the form of base prospectus (the "Base Prospectus") or form of prospectus supplement (the "Prospectus Supplement") contained in the revised form of registration statement submitted herewith. Enclosed herewith are four copies of such revised registration statement, two of which have been marked to show changes implemented in response to the requests of the Staff in the Comment Letter.

For your convenience, the Staff's comments are repeated in italics below, followed by the Depositor's responses. References to the page numbers in the registration statement are to the marked version.

General
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      1.    Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please

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February 24, 2006


            refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

            The Depositor confirms that it and any such issuing entity has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. The Depositor has no affiliates that make registered offerings of commercial mortgage-backed securities.

      2. Please confirm that all of the material terms that will be included in the finalized agreements will be disclosed in the final prospectus filed pursuant to Securities Act Rule 424(b) or will be filed prior to or simultaneously with the final prospectus.

            The Depositor confirms that all of the material terms that will be included in the finalized agreements will be disclosed in the final prospectus filed pursuant to Securities Act Rule 424(b) or will be filed prior to or simultaneously with the final prospectus.

      3. When it becomes available, please provide us with a copy of the updated form of pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes you made to comply with Regulation AB.

            The Depositor has filed its Pre-Effective Amendment No. 1, which includes the updated form of pooling and servicing agreement, and per your request a marked copy of same is included in the courtesy copy of such filing accompanying this letter. For your convenience we note that the Regulation AB-related changes occur in the following sections of the form pooling agreement: Sections 3.22(i)(page 203), 3.23(b)(page 205), 4.02(a)(pages 223-224),
            6.02(c)(page 248), 7.03(a)(page 258), 8.08(d)(page 266), 8.09(page
            266), 8.13(pages 269-272) and 11.10(page 287).

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Prospectus Supplement
---------------------

Cover Page
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      4.    When referring to transaction parties, please use the terminology set out in Regulation AB. Please refer to Item 1101(f) of Regulation AB for the definition of issuing entity. In this regard, please revise your cover page, including the second sentence in the box, to refer to the issuing entity. Refer to Item 1102(d).

            The Staff's requested change has been made on the cover of the Prospectus Supplement.

      5. We note that you intend to provide credit support in the form of subordination on page S-7; therefore, please provide a brief description of the subordination on the cover page. Refer to Item 1102(h) of Regulation AB.

            The Staff's requested change has been made on the cover of the Prospectus Supplement.

      6. Furthermore, it is unclear why you have bracketed information on the cover page, and on page S-6, regarding other credit support providers when it appears from your statement at the top of page S-8 that subordination is the only credit support you intend to use in this offering. Please advise and revise as appropriate.

            The language was included to acknowledge the Depositor's awareness (and to serve as a reminder for the depositor) that other credit support is required to be mentioned on the cover page in accordance with Item 1102(h) of Regulation AB. The language on the cover page of the Prospectus Supplement has been modified accordingly to clarify that it is a placeholder location for any such information, should it be applicable.

Important Notice about Information Presented..., page iv
--------------------------------------------------------

      7. Please move the dealer prospectus delivery obligation statement so that it appears on the back cover page. Refer to Item 502(b) of Regulation S-K.

            The Staff's requested change has been made.

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Description of the Mortgage Pool, page S-19
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      8.    It appears that some loans in the asset pool may be originated by other mortgage loan originators. Please include bracketed language disclosing that you will provide the information required for all mortgage loan originators that will originate 20% or more of the pool assets, and that mortgage loan originators that originate 10% or more of the pool assets will be identified. Refer to Item 1110(a) and (b) of Regulation AB.

            The Staff's requested change has been made at page S-33 of the Prospectus Supplement.

Delinquent Mortgage Loans, page S-28.
-----------------------------------

      9. Please confirm that the pool will not include non-performing loans, and that it will have a less than 20% concentration level of delinquent loans.

            The Depositor confirms that no pool will include non-performing loans, and that each pool will have a less than 20% concentration level of delinquent loans. Bracketed language acknowledging this has also been added at page S-28 of the Prospectus Supplement.

The Trustee, S-31
-----------------

      10. We note that the trustee may be responsible for the preparation of reports required under the Exchange Act. Please be advised that only the depositor or the servicer acting on behalf of the issuing entity can sign the Exchange Act reports. See General Instruction J.3 to Form 10-K, General Instruction G.3 to Form 8-K and General Instruction E.1 to Form 10-D. Please revise to clarify that you will comply with these requirements, both here and in the base prospectus.

            The Staff's requested changes have been made at page S-32 of the Prospectus Supplement and page 83 of the Base Prospectus.

Annex A
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      11.   We suggest explicitly incorporating the Annexes into the text to remove any misunderstanding that they are not part of the prospectus or supplement.

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            The Staff's requested change has been made at page S-28 of the
            Prospectus Supplement.

      12. Please provide the information required by Item 1111(b)(9)(i)(B) of Regulation AB. In this regard, we note the several components of "U/W cash flow," "U/W revenue" and "U/W Expenses" in the glossary definitions on pages S-64 and S-65.

            The Depositor has adjusted the nomenclature used in the Annex and the Glossary, and added language in the Annex, to indicate that information that will be provided in the "Net Operating Income" and "U/W Net Cash Flow" fields on Annex A, together with the related definitions in the Glossary, are provided to comply with 1111(b)(9)(i)(B).

      13. Please clarify whether the information under "Related Loans" is included in response to Item 1111(b)(9)(i)(E) of Regulation AB, and if so, please revise to provide the more detailed disclosure required by that Item requirement.

            "Related Loans" is typically used by the Depositor to identify mortgage loans that share common or related borrowers. The information regarding priority and amount of other liens required by
            Item 1111(b)(9)(i)(E) of Regulation AB will typically be provided by the Depositor as part of the narrative discussion of Additional Debt and/or by means of footnotes to the table summarizing the presence of additional liens that appears in the form of prospectus supplement. The Depositor has revised such discussion at page S-24 of the Prospectus Supplement to acknowledge this expressly. We note that, particularly if the number of affected loans is large, the Depositor may instead include a field on Annex A or create a special table or appropriately incorporated separate annex to reflect additional liens and the information required by Item 1111(b)(9)(i)(E).

      14. Please include bracketed language in the prospectus supplement to reflect that you will disclose any information that may be required by Item 1111(b)(9)(ii) of Regulation AB.

            The Staff's requested change has been made at page S-29 of the Prospectus Supplement.

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Base Prospectus
---------------

Cover Page
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      15.   Please revise the second bullet point under "Each Series of
            Certificates" to specifically list all forms of credit support or derivative instruments reasonably contemplated to be included in an actual takedown. Confirm that you will also identify any enhancement or support provider referenced in Items 1114(b) or 1115 of Regulation AB. Refer to Item 1102(h).

            The Staff's requested change has been made at page on the cover of the Base Prospectus. The Depositor confirms that any enhancement or support provider referenced in Items 1114(b) or 1115 of Regulation AB will be identified.

Summary
-------

      16. Furthermore, please make a similar revision to your disclosure in the second bullet point under "Credit Support and Cash Flow Agreements" on page 6. You state here that the trust may include "certain other agreements... or other agreements designed to reduce the effects of interest rate fluctuations." We view these statements as a catch-all. Please revise to include all forms of credit support reasonably contemplated to be included in an actual takedown, as well as any enhancement provider referenced in Items 1114(b) or 1115. Refer to Item 1103(a)(ix) of Regulation AB.

            The Staff's requested change has been made at page 6 of the Base Prospectus.

MBS, page 44
------------

      17. Please revise to disclose how you intend to meet your registration, disclosure and prospectus delivery obligations under Securities Act Rule 190 for the private-label mortgage participations.

            The language referring to the possibility of private-label mortgage participations has been removed.

      18. Please provide bracketed language or form disclosure in the prospectus supplement where you will disclose information regarding MBS interests.

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            The Staff's requested change has been made at page S-24 of the
            Prospectus Supplement.

Credit Support, page 45
-----------------------

      19. Please include a discrete list of all forms of credit enhancement or support that may reasonably be contemplated to be included in an actual takedown. For example, we suggest you delete the phrase "among others" and revise your statement "...or by one or more other types of credit support, such as..." to limit the types of credit enhancement that may be used to those specified in the list here.

            The language suggested for deletion has been deleted and the text has been revised to cross-reference where the types of credit support will be described at page 46 of the Base Prospectus.

Reports to Certificateholders, page 63
--------------------------------------

      20. We note your disclosure that you will make the Distribution Date Statement available within a "reasonable period or time;" however, please be advised that these reports are required to be filed on Form 10-D within 15 days after each required distribution date on the certificates. Revise as appropriate.

            The Staff's requested change has been made at page 65 of the Base Prospectus.

Evidence as to Compliance, page 77
----------------------------------

      21. Please confirm that the officer's certificates, as well as the assessments of compliance and attestation reports will be delivered in sufficient time to be filed, as necessary, with the depositor's annual report on Form 10-K.

            The Depositor confirms that such officer's certificates, assessments of compliance and attestation reports will be due from the applicable person(s) in sufficient time to be filed, as necessary, with the depositor's annual report on Form 10-K.

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Item 17. Undertakings
---------------------

      22. Please revise to conform to the new proviso to Item 512(a)(1) of Regulation S-K, which begins with "Provided, however,..." and includes three paragraphs, (A), (B) and (C).

            The Staff's requested change has been made to the undertakings.

Signatures
----------

      23. Please indicate who is signing in the capacity of the principal executive officer. Refer to Section III.A.3.d of the Asset Backed Securities Final Rule Release No. 33-8518, and Instruction 1 to Signatures in Form S-3.

            The president of the depositor is its principal executive officer. Language clarifying this has been added to the signature page.

The Depositor hopes the Staff will find the above responses and the enclosed submission responsive to its comments. Any questions concerning same may be directed to the undersigned at (704) 348-5149.

Very truly yours,

/s/ Henry A. LaBrun

Henry A. LaBrun

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